FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR SIGNS A NEW CONTRACT FOR INTEGRATED
SERVICES AT THE CHICONTEPEC OIL FIELD

•	ICA Fluor interest in the consortium 29%
•	Total contract value of US$1.4 billion

Mexico City, August 13, 2007--ICA Fluor, the industrial engineering, procurement and construction company, jointly owned by Fluor Corporation (NYSE:FLR) and Empresas ICA (NYSE:ICA), today announced the signing of a contract by a consortium in which ICA Fluor holds a 29% interest for providing integrated services at the Chicontepec oil field in Mexico. The total contract value is US$ 1.4 billion and has a scheduled term of four years.

The scope of the work to be performed by ICA Fluor includes the engineering, procurement and construction of the surface infrastructure and production facilities of the onshore Chicontepec oil field for PEMEX Exploration and Production. The field is located 250 km northeast of Mexico City, in the states of Veracruz and Puebla. Chicontepec represents one of Mexico’s largest reserves discovered in 1925.

"ICA Fluor has worked for Pemex on a variety of projects throughout our 14 years of operation in Mexico,” said Juan Carlos Santos, General Director of ICA Fluor, "The new Chicontepec project is very important for Pemex Exploration and Production, and we are pleased to have the opportunity to continue to support Pemex in the development of this very large oil and gas reserve."

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

PEMEX Exploration and Production is a subsidiary of PEMEX, Mexico’s state-owned integrated oil and gas company.

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, and maintenance and project management. Now headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $13.2 billion in 2005. For more information, visit www.fluor.com.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 13, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer